UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: 12 October 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 8, 2021, Lee Ian Young resigned from the Board of Directors of Maxeon Solar Technologies, Ltd. (the “Company”). Mr. Young had served as the designee of TotalEnergies Solar International SAS and TotalEnergies Gaz Electricité Holdings France SAS (collectively, “TotalEnergies”) pursuant to the Shareholders Agreement dated August 26, 2020, and he has resigned from employment at TotalEnergies. The appointment of a replacement director designated by TotalEnergies is in process and the seat is expected to be filled shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 12, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer